As filed with the Securities and Exchange Commission on September 29, 2016

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Amendment No. 1

to

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1)

of the Securities Exchange Act of 1934

Sierra Income Corporation

(Name of Subject Company (Issuer) AND Filing Person (Offeror))

Common Stock, Par Value $0.001 per share

(Title of Class of Securities)

82632T100

(CUSIP Number of Class of Securities)

(Underlying Common Stock)

Seth Taube

Chief Executive Officer and Chairman

Sierra Income Corporation

280 Park Avenue, 6th Floor East

New York, NY 10017

(212) 759-0777

(Name, address and telephone number of person authorized to receive notices and communications on behalf of filing person)

Copies to:

Steven B. Boehm, Esq.

Harry S Pangas, Esq.

Sutherland Asbill & Brennan LLP

700 Sixth Street, NW

Washington, DC 20001

Tel: (202) 383-0100

Fax: (202) 637-3593

CALCULATION OF FILING FEE

TRANSACTION VALUATION(a)	AMOUNT OF FILING FEE(b)
$8,502,629.12	$856.22

(a)	The transaction valuation is estimated solely for purposes of calculating the filing fee. This amount is based upon the offer to purchase up to 1,048,412 shares of common stock of Sierra Income Corporation at a price equal to $8.11 per share.
(b)	The amount of the filing fee, calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, equals $100.70 per million dollars of the value of the transaction.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify persons filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid:	$856.22
Form or Registration No.:	Schedule TO-I
Filing Party:	Sierra Income Corporation
Date Filed:	August 25, 2016

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	Third-party tender offer subject to Rule 14d-1.
☒	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

FINAL AMENDMENT TO TENDER OFFER STATEMENT

This Amendment No. 1 supplements and amends the Tender Offer Statement on Schedule TO filed with the U.S. Securities and Exchange Commission (“SEC”) on August 25, 2016 by Sierra Income Corporation, an externally managed, non-diversified, closed-end management investment company that has elected to be regulated as a business development company under the Investment Company Act of 1940, as amended, and was incorporated in Maryland (the “Company”), in connection with the offer by the Company to purchase up to 1,048,412 shares of its issued and outstanding common stock (the “Shares”). The repurchase offer of 1,048,412 Shares represents the number of shares of common stock that the Company can repurchase with the proceeds it received from the issuance of shares of common stock under the Company’s distribution reinvestment plan during the three months ended June 30, 2016. Such offer was made based upon and subject to the terms and conditions set forth in the Offer to Purchase, dated August 24, 2016, and the related Letter of Transmittal (together, the “Offer”). The Offer terminated at 11:59 PM, Eastern Time, on September 23, 2016, and a total of approximately 1,048,412 Shares were validly tendered and not withdrawn pursuant to the Offer. In accordance with the terms of the Offer, the Company purchased approximately 1,048,412 Shares at a price equal to $8.11 per Share (which represents the Company’s net asset value per share as of June 30, 2016) for an aggregate purchase price of approximately $8,502,629.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2016	SIERRA INCOME CORPORATION

By: /s/ Seth Taube
Name: Seth Taube
Title: Chief Executive Officer and Chairman